Exhibit 21.1

List of Subsidiaries of Capital Lease Funding, Inc.(1)

Bedford Capital Funding, LLC

Capital Lease Funding Securitization LP

Capital Lease Funding, LLC

CLF Mortgage Capital LLC

CLF OP General Partner LLC

CLF Specialty Mortgage LLC

Commercial Mortgage Lease-Backed Securities LLC

(1)	With the exception of CLF OP General Partner LLC, all entities will become subsidiaries of Capital Lease Funding, Inc. upon completion of the offering.